
April 29, 2025

Amy A. Campbell
Chief Financial Officer
REV Group, Inc.
245 South Executive Drive, Suite 100
Brookfield, WI 53005

      Re: REV Group, Inc.
          Form 10-K for the Fiscal Year Ended October 31, 2024
          File No. 001-37999

Dear Amy A. Campbell:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Manufacturing